CNOOC LIMITED

September 2, 2013

Mr. Brad Skinner
Mr. Ronald Winfrey
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:	CNOOC Limited
Form  20-F for Fiscal Year Ended December 31, 2012
Filed April 24, 2013
File No. 001-14966

Dear Messrs. Skinner and Winfrey:

CNOOC Limited (the “Company'”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated August 29, 2013 with respect to the Company's Form 20-F for the fiscal year ended December 31, 2012.

The Company has carefully reviewed and considered the staff's comments, and is in the process of preparing a response to these comments. Regrettably, the Company believes that it will not be in a position to respond to the staff's comments within ten business days, as requested by the staff. It would need additional time to collect sufficient information and perform thorough analysis. In addition, September 19 through September 21 and October 1 through October 7 are official holidays in China.  The Company expects to be in a position to respond to the staff's comments by October 14, 2013 and appreciates the staff's accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452-1441 or by email at zhonghua@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Hua Zhong
Name:	Hua Zhong
Title:	Chief Financial Officer and Joint Company Secretary

cc:	Li He, Davis Polk & Wardwell LLP